FORT WASHINGTON EXECUTIVE CENTER, 600 OFFICE CENTER DRIVE, FORT WASHINGTON, PA 19034 — PHONE: 215.706.5300 — WWW.NUTRISYSTEM.COM

December 10, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mara Ransom, Assistant Director
Dietrich King, Legal Branch Chief
Dean Brazier, Staff Attorney

	Re:	Nutrisystem, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 12, 2013
File No. 000-28551

Ladies and Gentlemen:

On behalf of Nutrisystem, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), we are writing to respond to the comment raised in the letter to the Company, dated December 4, 2013 (the “Comment Letter”), from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-28551), filed with the Commission on March 12, 2013.

For your convenience, set forth below in bold face type is the exact text of the comment provided in the Comment Letter. The Company’s response thereto immediately follows.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	We note your disclosure that your financial performance has been adversely impacted by a number of factors, including the economic downturn, declines in consumers’ discretionary spending and increased competitive activity. In future filings, when discussing operating results, please quantify or otherwise attribute the relative contributions of these and any other material factors to your performance.

Response:

While the Company can, as a general matter, note that the economic downturn, a decrease in consumers’ discretionary spending and increased competitive activity have been factors in its results, it cannot quantify the impact of those factors with any degree of certainty.

U.S. Securities and Exchange Commission

December 10, 2013

However, in future filings, the Company will only include those factors that are meaningful to the reader and the Company will provide either a quantification of such factor’s impact, an explanation of the perceived impact or an explanation of the importance of such factor regardless of the Company’s inability to provide a specific quantification.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. Monahan

Michael P. Monahan
Executive Vice President and Chief Financial Officer